EXHIBIT 4.7

U.S. $530,000.00
Poughkeepsie, New York
June 30, 2009

PROMISSORY NOTE

FOR VALUE RECEIVED, Gilman Ciocia, Inc., a Delaware corporation ("Maker") promises to pay to Prime Partners, Inc., a New York corporation (the "Payee"), during regular business hours at whatever place the Holder may from time to time designate, the principal sum of $530,000.00 plus interest thereon at ten percent (10%) per annum, as follows:

1.	The Maker shall pay interest in arrears on the outstanding principal balance on the 15th day of each month commencing on July 15, 2009.

2.	On or before July 1, 2010, the Maker shall pay to the Payee the $530,000.00 principal balance plus all unpaid interest.

3.	The Maker shall pay to the Payee a late fee equal to five (5%) percent of the payment due for each payment that is paid more than ten (10) days after it is due.

The Payee and the Maker acknowledge and agree that this Note supersedes the Promissory Note between the parties dated September 1, 2008 in the amount of $530,000 (the "Old Note"), and that the Old Note is hereby cancelled.

All amounts payable hereunder shall be payable to Payee in United States dollars at such bank account as shall be designated by the Payee in immediately available funds or as otherwise specified to Maker in writing. Payment on this note shall be applied first to any expenses of collection, then to accrued interest, and thereafter to the outstanding principal balance hereof.

This Note may be prepaid in whole or in part at any time without penalty. The following events shall each be an "Event of Default" under this Note:

(a)
The Maker becomes insolvent or generally fails to pay, or admits inwriting its inability or refusal to pay, debts as they become due; or Maker applies for, consents to or acquiesces in the appointment of a trustee, receiver or other custodian for the Maker or any substantial part of its property, or makes a general assignment for the benefit of creditors; or, in the absence of such application, consent or acquiescence, a trustee, receiver or other custodian is appointed for the Maker, or for a substantial part of its property, and is not discharged within 60 days; or any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding, is commenced in respect of the Maker, and if such case or proceeding is not commenced by the Maker, it is consented to or acquiesced in by the Maker, or remains for 60 days undismissed; and

(b)	Maker's failure to make any payment under this Note within thirty (30) days from the date the same becomes due and payable.

(c)	If Maker sells or merges or transfers ownership and control of the corporation (meaning greater than 50% of outstanding common shares are transferred or sold).

Upon the occurrence of an Event of Default, the unpaid principal, all unpaid accrued interest thereon and all other amounts owing hereunder shall automatically become immediately due and payable. Effective upon an Event of Default, the interest rate on this Note shall increase tol6%, or to such lesser interest rate as is permitted by applicable law.

This Note is made with full recourse to the Maker including without limitation with full recourse to all assets of the Maker and pursuant to and upon all warranties, representations, covenants and agreements on the part of the Maker as contained herein. This Note is not secured.

Maker waives presentment and written demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. Maker waives its rights to a jury trial in connection with any claims arising under this Note to the fullest extent permitted by law. If there has been an Event of Default by Maker hereunder, Payee shall be entitled to receive and Maker agrees to pay all costs of enforcement and collection incurred by Payee, including, without limitation, reasonable attorneys' fees relating thereto.

The provisions of this Note shall be binding on any successor to Maker and shall extend to any holder hereof.

This Note may not be changed, modified or terminated orally.

This note shall be governed by and construed in accordance with the laws of the State of New York without regard to any principles of conflicts of law. The Maker submits to the jurisdiction of the New York State Supreme Court, Dutchess County, for any collection lawsuits.

This note is subordinate to a note between the Maker and the Florence Hitz Trust dated May 8, 2009 in the amount of $470,000.00 (the "Trust Note"), and subordinate to any amendments to the Trust Note. No principal payments may be made by the Maker to the Payee under this note until the Trust Note is paid in full.

IN WITNESS 'WHEREOF, the parties have executed this Amended Promissory Note as of June 30, 2009.

Gilman Ciocia, Inc.

By:	/s/Karen Fisher	By:	/s/ Ralph Porpora
	Karen Fisher, Chief Accounting Officer and Treasurer		Ralph Porpora, President